manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

December 5, 2019

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed September 23, 2019 File No. 024-11016

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated October 15, 2019 (the “Comment Letter”) in connection with the Company’s Amendment No. 2 to Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on September 23, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Management, page 49

1.	We note that certain individuals previously identified as directors are now identified as advisory board members. Please revise to describe the role or function of the advisory board, including any specific responsibilities of the advisory board, and explain how the advisory board differs from your board of directors.

Response: The Company has revised the disclosure to describe the advisory board, which is an informal committee of members selected by the executive management of the Company. The advisory board provides non-binding strategic advice and guidance in connection with corporate and strategic matters relating to the Company’s business. The advisory board has no authority to vote on corporate matters, nor does the advisory board bear legal fiduciary responsibilities to the Company.

Plan of Distribution, page 66

2.	We note that the company may undertake one or more closings on a rolling basis. We also note that an investor’s subscription is irrevocable. Please explain to us in more detail how the “rolling closings”´ will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the rolling closings, such as how often they will occur, how long a rolling closing will take, and whether the decision to effect a rolling closing is in the company’s sole discretion. Provide us with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A.

Response: The Company has revised the disclosure to provide that the Company will undertake closings at least once a month on the first business day of each month. After each closing, funds tendered by investors will be made available by the escrow agent to the Company.

3.	You state that after an aggregate of $25 million of shares offered by the Company has been purchased, “all subsequent sales shall be first from shares offered by the selling shareholders until such time as all shares offered by them are sold and thereafter all shares shall be of shares offered by the Company.” Please provide your analysis explaining how this structure is consistent with the continuous offering requirement in Rule 251(d)(3)(i)(F) of Regulation A.

Response: The Company is no longer offering for sale shares of Class A Common Stock by the selling security holders.

4.	We note your disclosure indicating that investors may purchase shares through the company website, www.caliberipo.com. We understand that you will conduct both the company offering and the secondary offering on behalf of selling shareholders through this website. Please provide us with an analysis of how the operation of this website, with respect to the secondary offering of shares by selling shareholders, should not be considered an “exchange” as defined by Section 3(a)(1) of the Exchange Act and Rule 3b-16.

Response: The Company is no longer offering for sale shares of Class A Common Stock by the selling security holders.

Exhibit 4.1 Subscription Agreement

5.	We note your response to comments 6 and 7 of our letter dated September 16, 2019. Please file the revised Subscription Agreement.

Response: The Company has filed the revised Subscription Agreement as Exhibit 4.1.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti
Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer

Jade Leung, Chief Financial Officer

CaliberCos Inc.

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